Filed Pursuant to Rule 424(b)(3)
File No. 333-116439
PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Dated October 19, 2004)

ARBIOS SYSTEMS, INC.

Common Stock

This prospectus supplement supplements our prospectus dated October 19, 2004, and should be read in conjunction with the prospectus. This prospectus supplement describes certain recent developments concerning Arbios Systems, Inc., and must be delivered with the prospectus.

Unregistered Sales of Equity Securities.

General On January 11, 2005, we entered into a Purchase Agreement with 16 institutional investors, two U.S. accredited persons, and four foreign accredited persons (collectively, the “Investors”), pursuant to which we sold and issued to the Investors 2,991,812 shares of Arbios common stock (the “Shares”) and warrants to purchase 1,495,906 shares of our common stock (the “Warrants”). The aggregate purchase price of the securities sold in the private placement was $6,611,905.65.

The Shares were sold at a price of $2.21 per share. The Warrants are exercisable at an initial cash exercise price of $2.90 per share (subject to adjustment), and expire on January 11, 2010. If at any time after one year from the date of issuance of the Warrants there is no effective registration statement filed with the Securities and Exchange Commission (the “SEC”) relating to the shares issuable upon exercise of the Warrants (the “Warrant Shares”), then commencing after one year from the date of issuance, the Warrants may also be exercised by cashless exercise pursuant to a formula set forth in the Warrants.

Registration Rights. In connection with the sale and issuance of the Shares and Warrants, we also entered into a Registration Rights Agreement, dated January 11, 2005, with the Investors pursuant to which we agreed to prepare and file, no later than February 10, 2005, a registration statement with the SEC covering the resale of the Shares and the Warrant Shares. We are required to use commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as practicable. If the registration statement is not declared effective within 90 days of the closing date under the Purchase Agreement (or 120 days if the registration statement is subjected to a full review by the SEC), we shall be subject to the payment of specified liquidated damages to the Investors as set forth in the Registration Rights Agreement. We may also be required, under certain circumstances, to pay the Investors specified liquidated damages if it is unable to maintain the effectiveness of the registration statement.

Placement Agent’s Fees In connection with the foregoing private placement, we retained Rodman & Renshaw to act as our placement agent, and we paid Rodman & Renshaw a cash fee of $252,833 at the closing and issued to Rodman & Renshaw warrants to purchase 114,404 shares of our common stock. The warrants issued to Rodman & Renshaw have the same terms and conditions as the Warrants. In addition, we also agreed to pay up to $30,000 of legal fees incurred by the Investors and to reimburse Rodman & Renshaw for its out-of-pocket expenses.

Other Copies of the Securities Purchase Agreement and other definitive agreements relating to the sale and issuance of the Shares and the Warrants have been filed with the SEC as an exhibit to our Current Report on Form 8-K filed with the SEC on January 14, 2005. For information on obtaining our Form 8-K, including exhibits, see the discussion in the prospectus under the caption “Where You Can Find More Information.”

The date of this Prospectus Supplement is January 24, 2005.